

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 31, 2017

Ms. Marcy Mutch
Executive President and Chief Financial Officer
First Interstate Bancsystem, Inc.
401 North 31st Street
Billings, Montana 59116

   Re: First Interstate Bancsystem, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed March 2, 2017
      File No. 001-34653

Dear Ms. Mutch:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ John P. Nolan

        John P. Nolan
        Senior Assistant Chief Accountant
        Office of Financial Services